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[LOGO] PHONIX   PHOENIX LIFE INSURANCE COMPANY
                A Stock Company

EXCHANGE OF INSURED RIDER

                              RIDER SPECIFICATIONS

Policy Number:           [9730000]
Insured:                 [John M. Phoenix]
Rider Issue Date:        [December 1, 2008]

This rider is a part of the policy to which it is attached in consideration of the application. This rider is effective on the Rider Issue Date shown in the Rider Specifications. Except as otherwise stated in this rider, it is subject to all of the provisions of the policy.

Rider Benefit

While this rider is in effect and subject to its terms, you have the option to exchange your policy ("the exchange policy") for a policy on the life of a substitute insured ("the new policy").

How to Exercise This Option

To exercise this option, you must file an exchange application with us at our Main Administrative Office or Customer Service Center. It must be signed by you. We must also receive:

     1. Evidence that you have a satisfactory insurable interest in the life of the substitute insured.

     2. Evidence that the substitute insured is insurable for the amount and plan applied for.

     3. The release of any lien against or assignment of your policy. You may instead submit written approval by the lienholder or assigns of the exchange policy in a form satisfactory to us with such other documents as we may reasonably require.

     4.   The surrender and release of the exchange policy.

     5. Payment of any amounts due to us for the exchange as described in the Exchange Adjustments provision.

     6. An acknowledgment by you that is satisfactory to us of your responsibility for ensuring compliance with the notice and consent requirements of the Internal Revenue Code regarding "employer-owned life insurance."

Unless otherwise provided in the exchange application, the owner and the beneficiary of the new policy will be the same as under the exchange policy. Any subsequent changes will be governed by the provisions of the new policy.

The Date of Exchange will be the exchange policy's Monthly Calculation Date which occurs on or after the latest of:

     a.   Our approval of the exchange application; or

     b.   Payment of the Exchange Adjustments, if any; or

     c.   Our approval of the insurable interest.

The new policy will take effect on the Date of Exchange. When the new policy takes effect, the exchange policy will terminate. The exchange policy covering the original insured will continue in force until the new policy insuring the substitute insured takes effect

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The New Policy

The Issue Date of the new policy will be the Date of Exchange. The Policy Date of the new policy will be the same date as the Policy Date of the exchange policy, or, if later, the first anniversary of the exchange policy which follows the substitute insured's date of birth.

The Issue Age of the insured under the new policy will be determined based upon the substitute insured's age on the Policy Date.

The new policy will be written using a policy form in use by us on the date of issue of the exchange policy (or a similar policy if such policy forms are no longer available for issue).

The new policy will be issued using the Cash Value Accumulation Test definition of life insurance under Section 7702 of the Internal Revenue Code.

The Face Amount of the new policy will be chosen by the owner. We may reduce the chosen Face Amount to an amount not less than the Face Amount of the original policy.

We will not permit the Face Amount of the new policy to exceed an amount which, when added to the amount at risk on the life of the substitute insured under all other life insurance in force with us on the Date of Exchange, exceeds our maximum cumulative limits for the substitute insured.

The Policy Value for the original policy will be transferred to the new policy. Any such Policy Value that cannot so be applied will be used to reduce any Loan against the policy, and the residual amount will be returned to you in cash.

To the extent that the Loan Value of the new policy is sufficient security, the new policy will be subject to any Loans against the exchange policy. The loan rate under the new policy will be the rate used by us in the jurisdiction in which the new policy is issued on the Date of Exchange.

Any rider contained in the exchange policy or additional riders may be included in the new policy only if we consent. The new policy will conform to all of the requirements of the jurisdiction in which the new policy is delivered regardless of any terms of this rider providing to the contrary.

Exchange Adjustments

The exchange is subject to the following adjustments:

     1. If the Policy Value of the exchange policy is insufficient to produce a positive Net Surrender Value for the new policy, the owner must pay an Exchange Adjustment in an amount that, when applied as premium, will make the Net Surrender Value of the new policy greater than zero.

     2. The owner must pay an amount equal to the excess, if any, of the surrender charge in effect on the exchange policy over the surrender charge for the new policy. All such surrender charges, if any, will be determined as of the Date of Exchange.

     3. In some cases, the amount of Policy Value which may be applied to the new policy may result in a Death Benefit which exceeds the limit for the new policy. In that event, we will apply such excess Policy Value to reduce any Loan against the policy, and the residual amount will be returned to You in cash.

     4. The exchange will also be subject to our receipt of repayment of the amount of any Policy Debt under the exchange policy in excess of the Loan Value of the new policy on the Date of Exchange.

Reinstatement

If the exchange policy terminates in accordance with the exchange policy's Grace Period provision, and is reinstated in accordance with a Reinstatement provision, if any, you may reinstate this rider at the same time.

Monthly Rider Charge

There are no monthly charges for coverage under this rider.

Taxation

Exercise of the option to exchange insureds contained in this rider is a taxable event. At the time of exercise, you will be liable for tax on any gain in the exchange policy and we are obligated to report this taxable amount pursuant to the Internal Revenue Service Information Reporting requirements. This taxable amount will increase the basis in the new policy.

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Termination

This rider will terminate on the first of any of the following events to occur:

     1.   Termination of the exchange policy;

     2.   Lapse or Exchange of the exchange policy;

     3. Exercise of an Overloan Protection feature, if any, in the exchange policy or a rider attached to the exchange policy;

     4. Our receipt at our Home Office, Main Administrative Office, or Customer Service Center of a Written Request to cancel this rider; and

     5.   Death of the insured under the exchange policy.

                         Phoenix Life Insurance Company


                               /s/ John H. Beers
                       ---------------------------------
                                   Secretary

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